PROMISSORY NOTE

$495,000
October 17, 2016
Murrieta, California

FOR VALUE RECEIVED, the undersigned, Credo Ventures, LLC ("Borrower"), promises to pay to the order of Sandra Dorian ("Holder") at 24215 Broad Oak, Murrieta CA 92562, or such other address as Holder may notify Borrower, the principal sum of four hundred ninety five thousand ($495,000), together with interest as provided herein. This Note is made pursuant to and is subject to the terms and conditions of that certain Loan Agreement of even date herewith, between Holder and Borrower (as amended or modified from time to time, the "Loan Agreement"). This Note is secured pursuant to the terms of a Security Agreement of even date herewith between Borrower and Holder. Capitalized terms not otherwise defined herein have the meanings set forth in the Loan Agreement.

This obligation shall be paid in equal monthly installments of $10,517.29, commencing on February, 1 2017 and continuing the first day of each month thereafter for a total of 60 months (the "Installment Payment").

Any untimely Installment Payment shall incur a penalty of $150. Any Installment Payment that is returned for Non-Sufficient Funds ("NSF") shall incur a fee of $50 per NSF charge.

Interest on the unpaid principal balance shall accrue from the date hereof and shall be computed on the basis of a 360-day year, for the actual number of days elapsed, on the outstanding unpaid principal amount hereunder, at a per annum rate equal to 10% per annum.

All payments of principal and interest on this Note shall be made to Holder in United States dollars, in immediately available funds. Principal and interest hereunder may be prepaid in part or in full at any time without penalty. Any prepayment of this Note will be credited first against accrued and unpaid interest, then principal. On payment in full of the amount of all principal and interest payable hereunder, this Note shall be surrendered to the Borrower for cancellation.

In addition to all remedies provided by law, on an Event of Default, Holder may, at its option:

(a) Declare this Note immediately due and payable; and

(b) Exercise any and all remedies provided for in the Loan Agreement and the Security Agreement.

If this Note is submitted to an attorney for collection, or suit is brought on this Note, or this Note is collected through bankruptcy or other judicial or alternative dispute resolution proceedings, Borrower agrees and promises to pay reasonable attorney fees and all collection costs and out-of-pocket expenses incurred by Holder.

This Note has been executed and delivered in, and shall be governed by and construed in accordance with the laws of, the State of California. Borrower hereby irrevocably submits to the jurisdiction of any state or any federal court sitting in Riverside County, California, in any action or proceeding brought to enforce, or otherwise arising out of or relating to, this Note and hereby waives any objection to venue in any such court and any claim that such forum is an inconvenient forum.

Borrower waives presentment for payment, protest, and notice of protest for nonpayment of this Note and waives trial by jury in any action under or relating to this Note. Any notice, other communication, or

payment required or permitted hereunder shall be in writing and shall be deemed to have been given on delivery to the address provided in the Loan Agreement.

Date: Nov 2, 2016

Credo Ventures, LLC, a California Limited Liability Company

By: Kevin Serrano (Nov 2, 2016)

Name: Kevin Serrano

Its: Managing Member